       1 OF 20


                                                      OMB APPROVAL
                     UNITED STATES             OMB Number:     3235-0145
          SECURITIES AND EXCHANGE COMMISSION   Expires: October 31, 1997
                Washington, D.C. 20549         Estimated  average burden
                                               hours per response...14.9
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 5)*

           The Software Developer's Company, Inc.
                      (Name of Issuer)
                Common Stock, $.01 par value
               (Title of Class of Securities)

                           83403F
                       (CUSIP Number)

                  Richard D. Forrest, Esq.
               c/o Testa, Hurwitz & Thibeault
 125 High Street, High Street Tower, Boston, MA 02110;
                      (617) 248-7782
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     November 30, 1995
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __ .

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
       2 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 2 of 20 Pages
__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edison Venture Fund, L.P. 22-2725572
____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
____________________________________________________________________
 3   SEC USE ONLY

____________________________________________________________________
 4   SOURCE OF FUNDS*
                      N/A
____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
____________________________________________________________________
                7   SOLE VOTING POWER
                          0
  NUMBER OF    _____________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY             580,985
  OWNED BY     _____________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING               0
   PERSON      _____________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                         580,985
____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         580,985
____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.6%
____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                         PN
____________________________________________________________________
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       3 0F 20
                            SCHEDULE 13D

CUSIP NO.  83403F                       Page 3 of 20 Pages
_____________________________________________________________________
1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Edison Venture Fund II, L.P.    22-3069982
_____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
_____________________________________________________________________
 3   SEC USE ONLY

_____________________________________________________________________
 4   SOURCE OF FUNDS*
                      N/A
_____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS     _____
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________
                7   SOLE VOTING POWER
                           0
 NUMBER OF     ______________________________________________________
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY            774,825
 OWNED BY      ______________________________________________________
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING                 0
  PERSON       ______________________________________________________
   WITH         10   SHARED DISPOSITIVE POWER
                        774,825
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                        774,825
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*
_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.2%
_____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                         PN
_____________________________________________________________________
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       4 OF 20
                          SCHEDULE 13D

CUSIP NO.  83403F                       Page 4 of 20 Pages
_____________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edison Venture Fund II - Pa, L.P.    22-3082055
_____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
_____________________________________________________________________
 3   SEC USE ONLY

_____________________________________________________________________
 4   SOURCE OF FUNDS*
                       N/A
_____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      _____
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                             Pennsylvania
_____________________________________________________________________
                7   SOLE VOTING POWER
 NUMBER OF                  0
  SHARES       ______________________________________________________
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY                148,970
   EACH        ______________________________________________________
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                    0
   WITH        ______________________________________________________
                10   SHARED DISPOSITIVE POWER
                         148,970
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         148,970
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*

_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          2.0%
_____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                           PN
_____________________________________________________________________
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       5 OF 20
                           SCHEDULE 13D

CUSIP NO.  83403F                       Page 5 of 20 Pages
_____________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Edison Partners, L.P.   22-2703711
_____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
_____________________________________________________________________
 3   SEC USE ONLY

_____________________________________________________________________
 4   SOURCE OF FUNDS*
                        N/A
_____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   ______
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

_____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________
               7   SOLE VOTING POWER
                       0
 NUMBER OF    _______________________________________________________
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY        580,985
  OWNED BY    _______________________________________________________
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING             0
   PERSON     _______________________________________________________
   WITH        10   SHARED DISPOSITIVE POWER
                    580,985
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                       580,985
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*

_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.6%
_____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                         PN
_____________________________________________________________________
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       6 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 6 of 20 Pages
_____________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edison Partners II, L.P. 22-3069978
_____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                       (b) _____
 ____________________________________________________________________
 3   SEC USE ONLY

_____________________________________________________________________
 4   SOURCE OF FUNDS*
                     N/A
_____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    _____
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
_____________________________________________________________________
                7   SOLE VOTING POWER
                          0
  NUMBER OF    ______________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY            923,795
  OWNED BY     ______________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING               0
   PERSON      ______________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                        923,795
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         923,795
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*

_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          12.1%
_____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                           PN
_____________________________________________________________________
       *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       7 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 7 of 20 Pages
_____________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Martinson  ###-##-####
_____________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                       (b) _____
_____________________________________________________________________
 3   SEC USE ONLY

_____________________________________________________________________
 4   SOURCE OF FUNDS*
                      N/A
_____________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   ______
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_____________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                             U.S.
_____________________________________________________________________
                7   SOLE VOTING POWER
                           0
 NUMBER OF     ______________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY           1,504,780
  OWNED BY     ______________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING                 0
   PERSON      ______________________________________________________
    WITH        10   SHARED DISPOSITIVE POWER
                       1,504,780
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         1,504,780
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*

_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.5%
_____________________________________________________________________
14   TYPE OF REPORTING PERSON *
                            IN
_____________________________________________________________________
           *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       8 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 8 of 20 Pages
______________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard J. Defieux    ###-##-####
______________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
______________________________________________________________________
 3   SEC USE ONLY

______________________________________________________________________
 4   SOURCE OF FUNDS*
                       N/A
______________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   ____
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

______________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                             U.S.
______________________________________________________________________
                7   SOLE VOTING POWER
                           0
 NUMBER OF     _______________________________________________________
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY           1,504,780
  OWNED BY     _______________________________________________________
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING                 0
  PERSON       _______________________________________________________
   WITH        10   SHARED DISPOSITIVE POWER
                       1,504,780
______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                      1,504,780
______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ____
     CERTAIN SHARES*
______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       19.5%
______________________________________________________________________
14   TYPE OF REPORTING PERSON *
                        IN
______________________________________________________________________
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       9 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 9 of 20 Pages
_______________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gustav H. Koven, III     ###-##-####
_______________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
_______________________________________________________________________
 3   SEC USE ONLY

_______________________________________________________________________
 4   SOURCE OF FUNDS*
                      N/A
_______________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_______________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                               U.S.
_______________________________________________________________________
                7   SOLE VOTING POWER
                        12,542
 NUMBER OF     ________________________________________________________
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY           1,504,780
 OWNED BY      ________________________________________________________
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING               12,542
  PERSON       ________________________________________________________
   WITH        10   SHARED DISPOSITIVE POWER
                       1,504,780
_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         1,517,322
_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.7%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON *
                            IN
_______________________________________________________________________
                   SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       10 OF 20
                        SCHEDULE 13D

CUSIP NO.  83403F                       Page 10 of 20 Pages
________________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas A. Smith   ###-##-####
________________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ____
                                                       (b) ____
________________________________________________________________________
 3   SEC USE ONLY

________________________________________________________________________
 4   SOURCE OF FUNDS*
                        N/A
________________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS   _______
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
________________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                         U.S.
________________________________________________________________________
                7   SOLE VOTING POWER
                          0
 NUMBER OF     _________________________________________________________
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY           923,795
 OWNED BY      _________________________________________________________
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING                0
  PERSON       _________________________________________________________
   WITH         10   SHARED DISPOSITIVE POWER
                       923,795
________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                        923,795
________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          12.1%
________________________________________________________________________
14   TYPE OF REPORTING PERSON *
                           IN
________________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
       11 OF 20
Item 1.   Security and Issuer.

     (a)  This statement relates to common stock, par value
$.01 per share ("Common Stock"), of The Software Developer's
Company, Inc., a Delaware corporation (the "Issuer" or the
"Company").

     (b) The principal executive offices of the Issuer are located at 90 Industrial Park Road, Hingham, Massachusetts
02043.

Item 2.   Identity and Background.

     (a) This statement is being filed by: Edison Venture Fund, L.P., ("Edison"); Edison Venture Fund II, L.P. ("Edison II"); Edison Venture Fund II-Pa, L.P., ("Edison II-PA"); Edison Partners, L.P. ("Edison Partners"), which is the sole general partner of Edison; Edison Partners II, L.P. ("Edison Partners II") which is the sole general partner of Edison II and Edison II-PA; John H. Martinson; Richard J. Defieux; Gustav H. Koven, III and Thomas A. Smith (collectively, the "General Partners"). Messrs. Martinson, Defieux and Koven are the individual general partners of Edison Partners. Messrs. Martinson, Defieux, Koven and Smith are the individual general partners of Edison Partners
II. The General Partners, Edison, Edison II, Edison II-PA, Edison Partners and Edison Partners II collectively are referred to as the "Reporting Persons." Martin G. Chilek, who has served as a general partner of Edison Partners II, submitted a notice of resignation to Edison Partners II on December 1, 1995. The effetive date of his resignation is expected to be approximately December 18, 1995, at which time he will cease to be deemed a beneficial owner of more than five percent of the class of securities.

     (b)  The principal business address of the Reporting
Persons is 997 Lenox Drive #3, Lawrenceville, NJ 08648.

     (c) The principal business of Edison, Edison II and Edison II-PA is to invest in and assist expansion stage, technology companies located principally in the United States. The principal business of Edison Partners is to act as the sole general partner of Edison. The principal business of Edison Partners II is to act as sole general partner of Edison II and Edison II-PA. The principal occupation of each of the General Partners is his activity on behalf of Edison, Edison II, Edison II-PA, Edison Partners, or Edison Partners II, as the case may be.

     (d) & (e) During the five years to the date hereof, neither Edison, Edison II, Edison II-PA, Edison Partners, Edison Partners II nor any of the General Partners has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       12 OF 20
     (f) Each of Edison, Edison II, Edison Partners, and Edison Partners II is a limited partnership organized under the laws of the State of Delaware. Edison II-PA is a limited partnership organized under the laws of the Commonwealth of Pennsylvania. Each of the General Partners is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     On June 26, 1991 the Issuer completed a $2,000,000 private placement of Preferred Stock. The issuer sold
71,507 shares of Series A Preferred Stock to Edison for a purchase price of $772,275.60, 95,343 shares of Series A Preferred Stock to Edison II for a purchase price of $1,029,704.40, and 18,335 shares of Series A Preferred Stock to Edison II-PA for a purchase price of $198,018.00. On August 22, 1991 Edison acquired from the Issuer an additional 5,959 shares of Series A Preferred Stock for a purchase price of $64,357.20, Edison II acquired from the Issuer an additional 7,945 shares of Series A Preferred Stock for a purchase price of $85,806.00, and Edison II-PA acquired from the Issuer an additional 1,528 shares of Series A Preferred Stock for a purchase price of $16,502.40. On October 18, 1993, each share of Series A Preferred Stock was convertible into approximately 3.48 shares of the Issuer's Shares.

     On August 22, 1991, Mr. Bruce Lynch ("Lynch"), the Issuer's founder sold 44,384 of the Issuer's Shares to Edison for a purchase price of $128,713.60, 59,178 of the Issuer's Shares to Edison II for a purchase price of $171,616.20, and 11,381 of the Issuer's Shares to Edison II-PA for a purchase price of $33,004.90. In addition, on April 10, 1992 Lynch sold 16,990 of the Issuer's Shares to Edison for a purchase price of $38,227.50, 22,654 of the Issuer's Shares to Edison II for a purchase price of $50,971.50, and 4,356 of the Issuer's Shares to Edison II-PA for a purchase price of $9,801.00.

     On October 19, 1993, the Issuer completed a $905,968 private placement of Series C Preferred Stock pursuant to which the Issuer sold 66,182 shares of Series C Preferred Stock to Edison for a purchase price of $66,182, 88,242 shares of Series C Preferred Stock to Edison II for a purchase price of $88,242, and 16,970 shares of Series C Preferred Stock to Edison II-PA for a purchase price of $16,970. Each share of Series C Preferred Stock is currently convertible into one share of the Issuer's Shares. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, each of Edison, Edison II, and Edison II-PA are deemed to beneficially own the number of Shares into which each of its respective shares of Series C Preferred Stock is convertible.

     In connection with the sale by the Issuer on October 19, 1993 of Series C Preferred Stock, the Issuer also consummated a recapitalization pursuant to which the Issuer issued 7.2 shares of its Shares in exchange for each outstanding share of Series A Preferred Stock. Pursuant to the recapitalization, Edison surrendered 77,466 shares of series A Preferred Stock in exchange for 557,755 Shares, Edison II surrendered 103,288 shares of Series A Preferred Stock in exchange for 743,674 Shares, and Edison II-PA surrendered 19,863 shares of Series A Preferred Stock in exchange for 143,014 Shares.
       13 OF 20
     For the period of October 25, 1995 through November 30, 1995 Edison sold 104,326 of the Issuer's Shares for the amount of $274,337.00, Edison II sold 138,923 of the Issuer's Shares for the amount of $365,309.00 and Edison II-PA sold 26,751 of the Issuer's Shares for the amount of $70,346.00.

Item 4.   Purpose of Transaction.

     Edison, Edison II and Edison II-PA sold an aggregate total of 270,000 shares from October 25, 1995 through November 30, 1995 after concluding that such sale was consistent with overall portfolio management objectives and consistent with their original investment objectives at the time of making the initial investment. Edison, Edison II and Edison II-PA are continuing to monitor market conditions and may pursue additional sales from time to time, although there can be no assurance of the total number of shares to be sold. Edison, Edison II and Edison II-PA sold the Issuer's Shares in the ordinary course of business and not with any purpose of changing control of the Issuer. Edison, Edison II and Edison II-PA currently intend to hold their remaining securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional securities (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which it now owns or hereafter may acquire (through one or more market or private transactions or distributions to partners in accordance with their partnership agreements). Except as set forth above, Edison, Edison II and Edison II-PA do not have any present plans or proposals which relate to or would result in any of the actions describe in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer.

     (a) Edison owns beneficially and of record securities currently convertible into or exercisable for 580,985 shares of Common Stock. Edison II owns beneficially and of record securities currently convertible into or exercisable for 774,825 shares of Common Stock. Edison II-PA owns beneficially and of record securities currently convertible into or exercisable for 148,970 shares of Common Stock. Edison Partners, the sole general partner of Edison, and Martinson, Defieux and Koven, the general partners of Edison Partners, may be deemed to beneficially own the securities held by Edison. Edison Partners II, the sole general partner of Edison II and Edison II-PA, and the General Partners, the general partners of Edison Partners II, may be deemed to beneficially own the securities held by Edison II and Edison II-PA.

     Percent of Class: Edison owns benefically 7.6% of the Common Stock of the Issuer. Edison II owns beneficially 10.2% of the Common Stock of the Issuer. Edison II-PA owns beneficially 2.0% of the Common Stock of the Issuer. Edison Partners may be deemed to beneficially own 7.6% of the Common Stock of the Issuer. Edison Partners II and Smith may be deemed to beneficially own 12.1% of the Common Stock of the Issuer. Martinson and Defieux may be deemed to own 19.5% of the Common Stock of the Issuer. Koven may be deemed to own 19.7% of the Common Stock of the Issuer.
       14 OF 20
     The percentages are based on the 7,529,011 shares of Common Stock reported to be outstanding on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, including as outstanding for the purpose of such calculation the shares of Common Stock Edison, Edison II or Edison II-PA may have any right to acquire within 60 days.

     Gustav H. Koven, III is the record owner of options to purchase 37,042 shares of Common Stock, of which options to purchase 12,542 shares of Common Stock are currently exercisable within sixty days.

     None of the General Partners, Edison, Edison II, Edison II-PA, Edison Partners or Edison Partners II beneficially owns any other shares of Common Stock. Each of the General Partners hereby disclaims any beneficial ownership in any securities except to the extent of his pecuniary interest therein.

     (b)  Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:
                    Edison, 0; Edison II, 0; Edison II-PA, 0;
                    Edison Partners, 0; Edison Partners II, 0;
                    Martinson, 0; Defieux, 0; Smith 0; and
                    Koven, 12,542.

            (ii)    shared power to vote or to direct the vote:
                    Edison, 580,985; Edison II, 774,825;
                    Edison II-PA, 148,970; Edison Partners,
                    580,985; Edison Partners II, 923,795;
                    Martinson, 1,504,780; Defieux, 1,504,780;
                    Koven, 1,504,780; and Smith, 923,795.

          (iii)     sole power to dispose or to direct the
                    disposition of: Edison II, 0; Edison II, 0;
                    Edison II-PA, 0; Edison Partners, 0;
                    Edison Partners II, 0; Martinson, 0;
                    Defieux, 0; Smith, 0; and Koven, 12,542.

          (iv) shared power to dispose or to direct the disposition of: Edison, 580,985;
                    Edison II, 774,825; Edison II-PA, 148,970;
                    Edison Partners, 580,985; Edison Partners II,
                    923,795; Martinson, 1,504,780; Defieux,
                    1,504,780; Koven, 1,504,780; and Smith, 923,795.

     (c) None of the General Partners, Edison, Edison II, Edison II-PA, Edison Partners or Edison Partners II have effected any transactions in the Common Stock during the past sixty (60) days except for the transactions as reported herein.

     (d)  No other interested persons.
       15 OF 20
     (e) Martin G. Chilek, who has served as a general partner of Edison Partners II, submitted a notice of resignation to Edison Partners II on December 1, 1995. The effective date of his resignation is expected to be approximately December 18, 1995, at which time he will cease to be deemed a beneficial owner of more than five percent of the class of securities.

          Edison II-PA ceased to be the beneficial owner of more than five percent of the class of securities on November 30, 1995.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Gustav H. Koven, III is a member of the Board of Directors of the Issuer.

     (a) Voting Agreement dated as of October 19, 1993 by and among the Issuer, Edison, Edison II, Edison II-PA, and certain other investors.*

     (b) Issuer's Certificate of Designations, Preferences, and Rights of Series C Preferred Stock dated as of October
19, 1993 by and among Edison, Edison II, Edison II-PA, and certain other investors.*

     (c)  Series C Stock Purchase, Recapitalization and
Exchange Agreement dated as of October 19, 1993 by and among the Issuer, Edison, Edison II, Edison II-PA, and certain other investors.*

     Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Edison, Edison II, Edison II-PA, Edison Partners, Edison Partners II and the General Partners or between any such persons and any other person with respect to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Exhibit I - Joint Filing Agreement Pursuant to Rule 3d-
1(f)(iii).


     * Originally filed as an Exhibit to Schedule 13D dated June 26,1991 as amended by Amendment No. 1 to Schedule 13D dated August 22, 1991, Amendment No. 2 to Schedule 13D dated January 29, 1992, Amendment No. 3 to Schedule 13D dated April 10, 1992, and Amendment No. 4 to Schedule 13D dated October 19, 1993 by the parties hereto, which, along with the amendment, is incorporated herein by reference.
       16 OF 20
                          SIGNATURE

     After reasonable inquiry and as to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1995 EDISON VENTURE FUND, L.P.
                         By:  Edison Partners, L.P., General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON VENTURE FUND II, L.P.
                         By:  Edison Partners II, L.P, General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON VENTURE FUND II - PA, L.P.
                         By:  Edison Partners II, L.P., General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON PARTNERS, L.P.

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON PARTNERS II, L.P.

                         By:  /s/ Gustav H. Koven, III
                              General Partner


                              /s/ John H. Martinson
                              John H. Martinson


                              /s/ Richard J. Defieux
                              Richard J. Defieux


                              /s/ Gustav H. Koven, III
                              Gustav H. Koven, III


                              /s/Thomas A. Smith
                              Thomas A. Smith
       17 OF 20
                              /s/ Martin G. Chilek
                              Martin G. Chilek
       18 OF 20
                                                   EXHIBIT I

                          Agreement

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on
Schedule 13D, as amended, need be filed with respect to ownership by each of the undersigned of capital stock of The Software Developer's Company, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: December 13, 1995 EDISON VENTURE FUND, L.P.
                         By:  Edison Partners, L.P., General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON VENTURE FUND II, L.P.
                         By:  Edison Partners II, L.P., General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON VENTURE FUND II - PA, L.P.
                         By:  Edison Partners II, L.P., General Partner

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON PARTNERS, L.P.

                         By:  /s/ Gustav H. Koven, III
                              General Partner

                         EDISON PARTNERS II, L.P.

                         By:  /s/ Gustav H. Koven, III
                              General Partner


                              /s/ John H. Martinson
                              John H. Martinson


                              /s/ Richard J. Defieux
                              Richard J. Defieux

       19 0F 20
                              /s/ Gustav H. Koven, III
                              Gustav H. Koven, III


                              /s/ Thomas A. Smith
                              Thomas A. Smith

       20 OF 20
                              /s/ Martin G. Chilek
                              Martin G. Chilek